

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Ayub Khattak
Chief Executive Officer
Cue Health Inc.
4980 Carroll Canyon Rd.
Suite 100
San Diego, CA 92121

  Re: Cue Health Inc.
    Amendment No. 1 to
    Draft Registration Statement on Form S-1
    Submitted May 24, 2021
    CIK No. 0001628945

Dear Mr. Khattak:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1. Please refer to the inside cover page artwork and the third graphic. We note your statement that your platform is "fast & accurate" and that it provides "lab-quality diagnostics anywhere in minutes to make faster and more informed healthcare decisions." We also note the associated disclaimer. Please increase the font size of the disclaimer on each graphic and revise to clarify that you only have one approved test kit being marketed pursuant to EUAs.

Reinventing How We Interact with Our Health, page 1

2. We note your response to our prior comment 5 and reissue in part. Please refer to the fifth paragraph. We note your disclosure that your platform has been built to "enable fast, frequent, lab-quality diagnostics." Please revise to balance your disclosure regarding providing "lab-quality diagnostics" with the fact that you only have one approved test kit being marketed pursuant to EUAs and that the majority of your diagnostic test kits remain subject to technical development, clinical studies and FDA approval.

3. We note your response to our prior comment 6 and reissue in part. Please refer to the seventh paragraph. Please revise to discuss in greater detail the steps necessary to receive FDA approval for the COVID-19 test kit to include 510(k) clearance. In this regard, we note that you will be required to conduct additional clinical studies. Please revise to discuss the planned clinical studies in greater detail to include anticipated timing and costs. Please include enough detail so investors can clearly understand the steps, costs and timing to receive FDA approval through the standard regulatory pathway.

Cue Virtual Care Delivery Apps, page 8

4. We note your response to our prior comment 3 and reissue in part. We note that your platform, apps, enterprise dashboard and sole approved product are relatively new. We also note your discussion in this section and throughout the prospectus regarding users, customers and enterprises and their potential engagement via your platform, apps and enterprise dashboard. Please revise to disclose the number of active users, customers and enterprises on your platform, apps and enterprise dashboard and how you define such terms. In this regard, we note your disclosure that 20 public sector customers and enterprises are "set-up" to use your enterprise dashboard. Please revise to clearly detail if any users, customers and enterprises are actively using your platform, apps and enterprise dashboard. Please include enough detail so investors can clearly understand if these products are actively being used or if they are anticipatory in nature once more test kits are approved and are commercially available.

Our Expected Future Care Offerings, page 12

5. Please refer to the development pipeline chart on page 13. Please revise to include an additional column which sets forth the anticipated timing of the next development milestone for each test kit. With respect to the COVID-19 test kit, please reduce the arrow to the clinical studies column. In this regard, we note your disclosure on page 2 that you will need to complete additional clinical studies in order to be eligible to receive 510(k) clearance from the FDA.

Use of Proceeds, page 88

6. We note your response to our prior comment 13 and reissue in part. We note your disclosure that you intend to use net proceeds to fund research and development and

clinical studies to expand your test menu. With respect to net proceeds allocated to fund research and development and clinical studies, please revise to quantify the amounts allocated to fund the research and development of each diagnostic test kit individually and specify how far in the technical development you expect to reach with such net proceeds. If a material amount of other funds are necessary to complete the technical development of these diagnostic test kits, state the amounts and sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 100

7.   Please disclose the total amounts of cash payments you have received under the Department of Defense Agreement from January 1, 2021 through the filing date of your amended registration statement.

U.S. Department of Defense Agreement, page 100

8.   We note your disclosure in the third paragraph that you and the U.S. government are expected to negotiate and enter into a follow-on supply agreement which would provide the U.S. DoD with the right to purchase up to 45% of your quarterly production for the duration of the contract at a specified discount to the lowest price offered by you to a customer for the same products, equivalent quantities and comparable terms of sale, subject to a price floor. Please revise the description of the discount rate to give investors a reasonable idea of the rate range, or tell us why you do not believe such information is material to investors.

Research and Development Expense, page 104

9.   We note your response to our comment 15 and reissue our comment in part. As you noted in your response that you do not track research and development costs on a test by test basis, please provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred, for example, by costs and expenses related to salaries and benefits associated with research and development personnel, contract services, laboratory supplies, facilities, depreciation, outside services and costs associated with clinical studies and regulatory submissions, etc., as noted in your disclosure. Please ensure that your revised disclosure reconciles to total research and development expense on the Statements of Operations.

Adjusted Product Gross Profit, page 105

10.   Please disclose how you reasonably concluded that this measure yields "a better understanding of cash generated by product sales prior to operating costs" given that it fails to exclude the $15,649 non-cash amortization amount that is included in revenue. In this regard, we note the disclosure on page F-42 concerning your amortization of deferred revenue and the corresponding material adverse impact on your 2021 operating cash

Ayub Khattak
Cue Health Inc.
June 11, 2021
Page 4

      flows.

<u>Note 3, page F-15</u>

11.   As previously requested, please disclose any contractual restrictions on how you can use the DoD advance. Also, tell us how you determined that a restricted cash Balance Sheet classification of any unspent amounts was not required.

    You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences